                                                                   EXHIBIT 99.11

                              MANAGEMENT AGREEMENT


                 This Management Agreement (the "AGREEMENT"), dated March 26, 1996, but effective as of 7:00 a.m. (M.S.T.) on March 29, 1996 (the "EFFECTIVE DATE"), is by and between Wattenberg Resources Land, L.L.C., a Delaware limited liability company (the "COMPANY") and HS Resources, Inc., a Delaware corporation ("HS" or "MANAGER") (collectively, the "PARTIES").


                                    RECITALS

                 A. The Company owns certain working interests and overriding royalty interests in oil and gas leases and wells, all as identified on the attached Exhibits A and B, respectively (collectively, the "ASSETS");

                 B. HS has the resources and expertise necessary to operate and manage the Assets and to provide management services to the Company as set forth in this Agreement (collectively, the "SERVICES" as defined in Article 2 below); and

                 C. The Company desires to retain Manager to provide such Services and Manager desires to provide such Services, all pursuant to the terms of this Agreement.


                                   AGREEMENT

                 In consideration for the Parties entering other agreements concurrently herewith and the mutual promises hereunder, the Parties agree as follows:


                                   ARTICLE 1
                                  DEFINITIONS

                 All capitalized terms used herein without definition shall have the meaning given in the (i) Wellbore Assignment of Oil and Gas Leases with Reservations of Production Payment and Reversion Interest dated as of the Effective Date, between HS, its wholly-owned subsidiary, Orion Acquisition, Inc. ("ORION") and the Company (the "ASSIGNMENT"), (ii) Purchase and Sale Agreement dated as of the Effective Date, by and between HS, Orion and the Company (the "Purchase Agreement"), or (iii) Credit Agreement dated as of the Effective Date, by and between the Company (as Borrower) and The Chase Manhattan Bank, N.A., as agent (the "AGENT") and the banks signatory thereto (the "BANKS") (the "CREDIT AGREEMENT"), as appropriate.

                                   ARTICLE 2
                                    SERVICES

                 2.1 SERVICES. Subject to Section 2.2 hereof, the constraints of applicable operating and other agreements to which all or any portion of the Assets are now or hereafter subject and the other terms of this Agreement, Manager agrees to and shall have the exclusive right and authority to manage the Assets for and on behalf of the Company, such management to include, without limitation, performance of the following management functions (the "SERVICES"):

                          (a)     GENERAL.  Operate, manage, and maintain the
Assets.

                          (b)     GATHERING, TRANSPORTATION AND MARKETING.
Gather, process, condition, market, deliver, transport or sell (or cause to be gathered, processed, conditioned, marketed, delivered, transported or sold) gas, oil and related hydrocarbons produced by the Company from the Assets, and pay or cause to be paid all royalties, production payments (including, without limitation, the Production Payment), net profits interests and all other such payment obligations arising in connection with the Assets or the production of hydrocarbons therefrom; provided, however, that Manager shall obtain the approval of the Company to enter into any sales or marketing agreements which have terms of one year or greater.

                          (c)     COMPLIANCE WITH LAWS.  Operate the Assets in
compliance in all material respects with all federal, state (including any duly constituted federal or state regulatory body), and local laws, ordinances, rules, regulations and orders applicable to the Assets.

                          (d)     COMPLIANCE WITH ENVIRONMENTAL LAWS.  Operate
the Assets in material compliance with all environmental laws and to implement and complete, or cause to be implemented and completed, any remedial, removal or other response action required on the Assets under applicable environmental laws, with such actions to be implemented and completed in accordance with customary industry practices and in compliance with applicable environmental laws.

                          (e)     NOTICE OF INVESTIGATIONS.  Inform the Company
of any pending or threatened action or investigation of which Manager receives written notice and which Manager believes in good faith could have a material adverse effect on the Assets, including all actions initiated or investigations threatened by a third party or governmental authority under applicable environmental laws.

                          (f)     HAZARDOUS WASTES.  Manage and dispose of all
solid and/or hazardous wastes generated in connection with the operation of the Assets in material compliance with applicable environmental laws and to initiate and complete any remedial, removal or other response actions required under applicable environmental laws in response to any release of a hazardous substance on the Assets.

                          (g)     THIRD PARTY SERVICES.  Employ or contract for
the services of any Person required by Manager, in its reasonable discretion, to assist Manager in the performance





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of any of its duties and responsibilities under this Agreement, including, without limitation, any legal, accounting, geological, geophysical, engineering, operating and other services and advice as Manager deems advisable, in its reasonable discretion, from any Person.

                          (h)     PAYMENT OF OBLIGATIONS.  Pay and perform all
obligations of the Company which relate to the Assets, including, without limitation, the Production Payment, the Management Fee, the payment to HS, on behalf of the Company, of working interest expenses attributable to the Assets and of all money to which it becomes entitled pursuant to the Assignment, and payment to third parties, on behalf of the Company, of working interest expenses attributable to the Assets.

                          (i)     INSURANCE.  Maintain insurance with respect
to the Assets as is reasonable and customary in the industry, and with respect to all such insurance, cause the Company to be named as an additional insured party on all such insurance policies.

                          (j)     FILINGS; TAX RETURNS.  Prepare, execute and
file and record, when appropriate or required, all tax returns relating to the LLC, and all assignments and other instruments, permits, applications, requests or regulatory documents or instruments relating to the Assets.

                          (k)     ACCOUNTS.  Establish and maintain all bank
accounts, books and records, capital accounts, the Net Profits Account and other accounts as are required or convenient to operate the Assets (including any accounts required under the Credit Agreement, which the Manager will maintain on the Company's behalf).

                          (l)     REPORTING.

                                    (i)   Perform all accounting and reporting
as required by the Assignment, the Purchase Agreement, the Credit Agreement, the Limited Liability Company Agreement for the Company dated effective as of the Effective Date, and any other agreement relating to the Assets and to which the Company is subject; provided, however, that Manager shall not adopt an entitlement accounting method for gas imbalances that causes the parties subject to the imbalance to be treated as a partnership for federal income tax purposes.

                                   (ii)   All accounting and reporting shall be
performed in accordance with the provisions of this Agreement, consistently applied. Such accounting and reporting may initially be performed based on estimated figures, and subsequently based on actual figures. Beginning with the partial calendar quarter commencing on the Effective Date, and every applicable calendar quarter thereafter, Manager shall prepare and furnish to the Company within 60 days after the end of each calendar quarter a Quarterly Report. "QUARTERLY REPORT" shall mean a report detailing gas production and sales from the Assets attributable to the Wells for the most recent calendar quarter. Such Quarterly Report shall include (1) an accounting of the Net Profits Account, including a summary of all credits and debits, (2) an accounting of the Company's share of total gas sales and production attributable to the Assets and produced from the Wells, and (3) all other information necessary and sufficient for the





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Company to calculate and verify Expense Amounts determined in accordance with this Agreement.

                                  (iii)   On or before March 15th of each year,
Manager shall furnish to the Company a report (referred to herein as the "ANNUAL REPORT"), based upon mutually agreeable procedures, of (1) the Net Profits Account, including all credits and debits, (2) the Company's share of total gas sales and production attributable to the Assets and produced from the Wells, and (3) all other information necessary and sufficient for the Company to calculate and prepare its tax return for the preceding calendar year.

                          (m)     [RESERVED]

                          (n)     CONTRACTS.

                                    (i)   Manage all contracts relating to the
Assets to which the Company is or becomes a party (except for the Purchase Agreement).

                                   (ii)   Negotiate, execute and deliver all
contracts and agreements and amendments to existing contracts and agreements affecting the Assets which Manager believes are necessary or desirable in connection with the ownership, development, operation, production and maintenance of the Assets or to perform any of the Services hereunder; provided, however, that Manager shall obtain the approval of the Company to enter into any such contract or agreement which has a cost exceeding $25,000 per well (or per separately owned formation within a well), net to the interest of the Company. Unless Manager obtains the prior approval of the Company, Manager shall not intentionally undertake or approve any of the Services described in this Section 2.1(n)(ii) if any such Services will exceed by more than 10% the cost levels or estimates upon which the Company's approval was based; provided that if Manager should decide to conduct such Services in excess of permitted cost levels, in circumstances other than to remedy an emergency situation, Manager shall be personally responsible for all expenditures in excess of the permitted levels.

                                  (iii)   Negotiate, execute and deliver all
contracts and agreements relating to arrangements to monetize any available tax credits pertaining to the Assets under Section 29 of the Internal Revenue Code of 1986, as amended, including without limitation arrangements whereby Manager conveys on behalf of the Company (or acquires from the Company then reconveys) to a third party purchaser such portion of the Subject Interests as may be necessary to consummate any such arrangement, similar to those transactions which Manager has previously entered into with affiliates of FMR Corporation and State Street Bank and Trust Company; it being understood that the cash proceeds generated as a result of any such monetization arrangements (cash proceeds other than from the sale of the oil and gas properties) shall not be considered cash flow pursuant to Sections 8.09 and 9.20 of the Credit Agreement, but rather shall belong to the Manager.

                          (o)     REVENUES.  Receive and collect all revenues
and income attributable to the Assets, including, without limitation, all Gross Proceeds and Other Income.





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                          (p)     DEFENSE OF CLAIMS.  Assume the defense of,
handle, investigate and/or settle all claims, demands, causes of action, lawsuits, mediations, arbitrations and other forms of dispute resolutions and other proceedings which relate in any way to the Assets or the Services performed pursuant to this Agreement; provided, however, that Manager shall obtain the approval of the Company to settle any claim, demand, cause of action or other proceeding if the cost exceeds $25,000 per well, net to the interest of the Company.

                          (q)     CREDIT AGREEMENT AND HEDGING ARRANGEMENTS.
Negotiate, support (in accordance with the terms of Section 5.1 hereof) and perform on behalf of the Company the covenants and agreements contained in the Loan Documents (as same may be amended from time to time) or in any agreement relating to any Hedging Obligation; provided, however, that consistent with
Section 5.1, Manager shall have no personal liability whatsoever for any payment, repayment or indemnification obligations of the Company under the Loan Documents or any Hedging Obligation.

                          (r)     OTHER ACTS.  All other acts and things as are
necessary to carry out Manager's responsibilities under this Agreement.

If Manager is not at any time the operator of a particular portion of the Assets, the obligations of Manager under this Agreement with respect to such portion of the Assets shall be construed to require only that Manager use reasonable best efforts to cause the operator of such portion of the Assets to take such actions or render such performance within the constraints of the applicable contracts.

                 2.2      [RESERVED]

                 2.3 OTHER AGREEMENTS. The Company hereby covenants and agrees with Manager as follows:

                          (a)     All revenues and income collected by Manager
pursuant to Section 2.1(o) and amounts payable by the Company pursuant to
Section 2.2(b) shall be used by Manager to pay the items specified and in the order set forth in Section 8.09 of the Credit Agreement.

                          (b)     Any Person is entitled to rely on this
Agreement as granting to Manager the power and authority to manage the Assets and to perform the Services on behalf of the Company. In order to allow Manager to carry out its duties and to exercise its powers hereunder, the Company has executed a Memorandum of Management Agreement and Power of Attorney (the "POWER OF ATTORNEY") in the form set forth on Schedule 1. The Company shall execute such counterparts of the Power of Attorney as are necessary to carry out the purpose of this Agreement and to evidence that Manager has the power and authority to manage the Assets and to perform the Services on behalf of the Company. The Company and Manager acknowledge that, for purposes of administrative convenience, certain limitations on the authority of Manager which are set forth in this Agreement are not set forth in the Power of Attorney, and that this circumstance shall not result in any expansion in the authority of Manager. The





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Company shall, for all purposes of this Agreement, be deemed to have elected to participate in any actions properly taken by Manager in accordance with the Power of Attorney.


                                   ARTICLE 3
                            PERFORMANCE OF SERVICES

                 Manager agrees to use reasonable best efforts to perform all of the Services in a reasonable prudent and timely manner consistent with good oil field and business practices and with any and all agreements to which the Assets are subject.


                                   ARTICLE 4
                               FEES AND EXPENSES

                 4.1 MANAGEMENT FEE. Commencing on the Effective Date and continuing during the term of this Agreement for a period of ten years from the Effective Date (and thereafter subject to the mutual agreement of the parties), the Company shall pay Manager a turnkey fee of $1,600,000 per year (subject to a pro rata downward reversion to reflect Wells no longer owned by the Company) (the "MANAGEMENT FEE"), payable $400,000 per quarter in arrears on each Quarterly Date as provided in Section 8.09 of the Credit Agreement. The Management Fee is intended to (i) reimburse Manager for all of its corporate level internal administrative expenses incurred in managing the Assets, (ii) cover all COPAS overhead charges payable to Manager (and any third-party operator of a Well) with respect to the Assets under any applicable operating or other agreements (any such third-party COPAS charges to be made in accordance with Section 2.1(h) as part of the Company's obligations relating to the Assets), (iii) pay, with respect to any Well which is not covered by an operating agreement, overhead charges pertaining to any such Well, (iv) pay all other operating costs (exclusive of production related taxes) attributable to the Wells, and (v) reimburse Manager for all cost and expenses in performing the Services other than capital expenditures set forth in the Budget delivered pursuant to the Credit Agreement or otherwise approved by the Company ("CAPITAL EXPENDITURES"). If the Company does not have sufficient proceeds to pay the Management Fee in the order provided in Section 8.09 of the Credit Agreement on any Quarterly Date, the Management Fee will be deferred until such Quarterly Date in which there are sufficient proceeds to pay it pursuant to the terms of
Section 8.09 of the Credit Agreement. Manager agrees to subordinate its Management Fee to the Superior Obligations (as defined in the Assignment) to the same extent as the terms of the subordination of the Production Payment contained in the Assignment and such provisions are incorporated herein by reference.

                 4.2 EXPENSES ATTRIBUTABLE TO THE ASSETS. As the owner of the Assets, the Company is obligated to pay the expenses associated with the Assets and it is recognized and agreed that Manager, in consideration of the Management Fee, hereby assumes such obligations and agrees to pay them except for the Capital Expenditures and production related taxes. During each Payment Period the Company may be required to fund the Expense Amount. In connection with providing the Services, if and to the extent that Manager pays or advances expenses associated with the Assets on behalf of the Company for Capital Expenditures, the Company





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agrees to reimburse Manager for such expenses as follows:  Within 60 days following the end of each Payment Period, HS shall invoice the Company for that portion of the Expense Amount paid by Manager on behalf of the Company (the "REIMBURSABLE EXPENSE AMOUNT").

                          (a)  The Company agrees to pay each Reimbursable
Expense Amount to HS within 15 days following its receipt of an invoice therefor from HS. On any past due Reimbursable Expense Amount, the Company agrees to pay interest at the Agreed Rate (defined below) from the date on which such Reimbursable Expense Amount is due until the date on which such Reimbursable Expense Amount is paid. The term "AGREED RATE" shall mean the annual rate of interest equal to the lesser of (i) the prime rate in effect at The Chase Manhattan Bank, N.A. (or its successor, or if such bank no longer exists, the U.S. prime rate generally recognized in the financial media from time to time) and (ii) the maximum rate of interest allowed by applicable law.

                          (b) Each invoice delivered by HS to the Company
pursuant to this Section 4.2 shall include the calculation of the expenses which are the subject thereof, together with supporting documentation.


                                   ARTICLE 5
                          SUPPORT AND INDEMNIFICATION

                 5.1 SUPPORT AND NON-PAYMENT OBLIGATIONS UNDER CREDIT AGREEMENT. Consistent with the obligation of Manager to provide the Services (and specifically those Services covered by Section 2.1(r)), Manager agrees to perform, on behalf of the Company, all of the covenants and agreements of the Company under the Credit Agreement and any agreement pertaining to any Hedging Obligation; provided, however, that Manager shall not be personally liable in any way for the Company's payment or repayment of any principal, interest, fees or expenses due to the Agent or the Banks under the Credit Agreement or for the Company's indemnification obligations thereunder except as provided in the Agency Agreement of even date among Manager, the Company and others. It is specifically acknowledged by the Parties that, subject to the foregoing proviso, the intent of this Section 5.1 is that the Agent and the Banks shall receive the benefits and are third-party beneficiaries of the foregoing contractual commitments.

                 5.2 INDEMNIFICATIONS RELATING TO THIS AGREEMENT. Manager shall defend, indemnify and hold harmless the Company, and its members; officers; partners; directors; employees; agents; administrators and representatives; including the officers, employees, agents, administrators and representatives of such members; from and against all Losses which arise directly or indirectly from or in connection with Manager's breach of its duties or obligations under this Agreement; provided Manager's indemnity obligations under the terms of this Agreement shall not extend to any Losses which arise or result directly or indirectly from or in connection with the Company's gross negligence or willful misconduct.

                 5.3 INDEMNIFICATION RELATING TO ENVIRONMENTAL MATTERS. Manager shall defend, indemnify and hold harmless the Company, and its members; officers; partners;





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directors; employees; agents; administrators and representatives; including the officers, employees, agents, administrators and representatives of such members; from and against all Losses which arise directly or indirectly from or in connection with liabilities involving environmental matters, to the extent that HS, or its successors and assigns, is jointly liable with the Company and such environmental matters are attributable to the period of time during which this Agreement is in force and effect. HS shall be responsible for and liable for all costs, expenses, liabilities and obligations accruing or relating to the owning, operating, or maintaining of the Assets or the producing, transporting and marketing of hydrocarbons from the Assets relating to periods before the Effective Date.

                 5.4 CERTAIN TAX MATTERS. During the term of this Management Agreement, should the Company become liable for any income tax that cannot be paid out of available cash flow from the Assets attributable to the Company's interests therein, Manager shall make a loan to the Company in an amount sufficient to satisfy such tax obligation and on such terms as are satisfactory to the Manager, the Agent and the Banks; provided, however, that such loan shall be subordinated to the Superior Obligations and the Production Payment.


                                   ARTICLE 6
                                   ASSIGNMENT

                 This Agreement and the rights, authority, duties and obligations of the parties hereto may not be assigned by either party without the prior written consent of the other party, except that the Company may grant a security interest in this Agreement to secure its obligations under the Credit Agreement.


                                   ARTICLE 7
                               TERM / TERMINATION

                 7.1 TERM. This Agreement shall be effective for the period from the Effective Date until the Option Effective Date under the Option; provided, however, that the Company may terminate this Agreement at any time after December 31, 1996 upon 90 days prior written notice to Manager. After the Option Effective Date (assuming it has not been previously terminated), this Agreement shall continue on a year to year basis, but may be terminated by either party upon 90 days prior written notice to the other party.

                 7.2 TERMINATION. If Manager is in breach of its obligations set forth in Article 3, and the Company is materially damaged as a result of such breach, the Company shall so inform Manager in writing of such breach (an "EVENT OF DEFAULT"). Thereafter, Manager shall have 30 days in which to cure the Event of Default or such longer period of time as is reasonably necessary under the circumstances so long as Manager undertakes to commence the cure of such Event of Default within such 30-day period and such cure is diligently prosecuted thereafter. If Manager does not cure the Event of Default within that time frame, the Company, at its sole option and discretion, may terminate this Agreement, and retain any legal and equitable rights and remedies it may have against Manager on account of such breach.





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


                                   ARTICLE 8
                                 MISCELLANEOUS

                 8.1 COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other.

                 8.2 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the law of the State of Colorado without reference to the conflict of laws provisions thereof.

                 8.3 NOTICES. All notices hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered personally, sent by documented overnight delivery service or, to the extent receipt is confirmed, by United States mail, telecopy, telefax or other electronic transmission service to the appropriate address as set forth below.

                 If to Manager:

                 HS Resources, Inc.
                 1 Maritime Plaza, 15th Floor
                 San Francisco, California  94111
                 Attention:       Chief Financial Officer
                 Telephone:       (415) 433-5795
                 Fax:             (415) 433-5811

                 with a copy to:

                 HS Resources, Inc.
                 1999 Broadway, Suite 3600
                 Denver, Colorado  80202
                 Attention:       General Counsel
                 Telephone:       (303) 296-3600
                 Fax:             (303) 296-3601

                 If to Company:

                 Wattenberg Resources Land, L.L.C.
                 c/o David G. Stolfa, Manager
                 3300 South Columbia Circle
                 Englewood, Colorado  80110
                 Telephone:       (303) 762-9990
                 Fax:             (303) 762-9992





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
                 with a copy to:

                 The Chase Manhattan Bank, N.A.
                 1 Chase Manhattan Plaza
                 New York, New York  10081
                 Attention:       Rick Betz
                 Telephone:       (212) 552-2680
                 Fax:             (212) 552-1687

or at such other address and to the attention of such other person as such Party may designate by written notice to the other Party.

                 8.4 APPROVALS. Notwithstanding anything herein provided to the contrary, the Company shall be deemed to have given its approval to Manager for any matter requiring the Company's approval if the Company fails to deny its approval to Manager within 7 days of receipt from Manager of a request for approval under this Agreement, or within such shorter time period if the situation requires Manager to act before the 7-day period has expired and Manager notifies Company of such shorter time frame.

                 8.5 BINDING EFFECT. Subject to Article 6 hereof, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns. Further, this Agreement, and the rights and obligations hereunder, shall be a covenant running with the lands attributable to the Assets.

                 8.6 AMENDMENTS. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the Parties. Any party hereto may, only by an instrument in writing, waive compliance by another Party with any term or provision of this Agreement on the part of such other Party to be performed or complied with. The waiver by any Party of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach.

                 8.7 FULFILLMENT OF INTENT. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any adverse manner to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

                 8.8 REMEDIES. In addition to any other remedy which the parties may enjoy under this Agreement, at law or in equity, the parties shall have the right to seek and enforce the remedy of specific performance by the other party of its obligations under this Agreement.





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                 8.9      SURVIVAL.  The provisions of Section 2.2(b) and of
Article 5 shall survive the termination of this Agreement for any reason.

                 8.10 NO PARTNERSHIP. This Agreement is not intended to create, and shall not be construed to create, a relationship of partnership or an association for profit between Manager and the Company.

                 8.11 RECORDATION. The Parties agree not to record this Management Agreement.





                     [THIS SPACE INTENTIONALLY LEFT BLANK]





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                 IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written, but effective as of the Effective Date.


                                       WATTENBERG RESOURCES LAND, L.L.C.

                                       By:    Its Manager, David G. Stolfa


                                              By: /s/ DAVID G. STOLFA
                                                  David G. Stolfa, Manager

                                       HS Resources, Inc.


                                       By: /s/ JAMES E. DUFFY
                                           Name:  James E. Duffy
                                           Title: Vice President






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                                   SCHEDULE 1

            MEMORANDUM OF MANAGEMENT AGREEMENT AND POWER OF ATTORNEY


                 This MEMORANDUM OF MANAGEMENT AGREEMENT AND POWER OF ATTORNEY (this "POWER OF ATTORNEY") is dated as of March 26, 1996 and is effective as of 7:00 a.m. (M.S.T.) on March 29, 1996 (the "EFFECTIVE DATE"), and is executed by and between Wattenberg Resources Land, L.L.C., a Delaware limited liability company having an office c/o David G. Stolfa, Manager, 3300 South Columbia Circle, Englewood, Colorado 80110 (the "COMPANY") and HS Resources, Inc., a Delaware corporation having an office at 1999 Broadway, Suite 3600, Denver, Colorado 80202 (the "MANAGER") (collectively, the "PARTIES").

                 The Parties hereby give notice that they entered into a Management Agreement dated as of the Effective Date (the "AGREEMENT"), whereby the Company contracted with Manager for Manager to perform certain operating and management services relative to the lands and leases identified on Exhibit A and to the wells identified on Exhibit B (collectively, the "ASSETS" as further defined in that Purchase and Sale Agreement dated as of the Effective Date between the Parties (the "PURCHASE AGREEMENT")).

                 Manager has agreed to manage the Assets for and on behalf of the Company, by performing certain management services, as limited and described in more detail in the Agreement (the "SERVICES").

                 Effective as of the Effective Date, the Company does hereby revoke all prior powers of attorney granted in connection with the following matters and does hereby appoint and constitute Manager as its duly authorized Attorney-in-Fact with power and authority for the Company and in its name, place and stead to execute, acknowledge and deliver such instruments as Manager deems necessary or convenient in connection with the following matters relating to real or personal property constituting the Assets:

                         (a)      Operate, manage, and maintain the Assets.

                         (b) Gather, process, condition, market, deliver, transport or sell (or cause to be gathered, processed, conditioned, marketed, delivered, transported or sold) gas, oil and related hydrocarbons produced by the Company from the Assets, and pay or cause to be paid all royalties, production payments (including, without limitation, the Production Payment), net profits interests and all other such payment obligations arising in connection with the Assets or the production of hydrocarbons therefrom; provided, however, that Manager shall obtain the approval of the Company to enter into any sales or marketing agreements which have terms of one year or greater.





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
                         (c) Operate the Assets in compliance in all material respects with all federal, state (including any duly constituted federal or state regulatory body), and local laws, ordinances, rules, regulations and orders applicable to the Assets.

                         (d) Operate the Assets in material compliance with all environmental laws and to implement and complete, or cause to be implemented and completed, any remedial, removal or other response action required on the Assets under applicable environmental laws, with such actions to be implemented and completed in accordance with customary industry practices and in compliance with applicable environmental laws.

                         (e) Inform the Company of any pending or threatened action or investigation of which Manager receives written notice and which Manager believes in good faith could have a material adverse effect on the Assets, including all actions initiated or investigations threatened by a third party or governmental authority under applicable environmental laws.

                         (f) Manage and dispose of all solid and/or hazardous wastes generated in connection with the operation of the Assets in material compliance with applicable environmental laws and to initiate and complete any remedial, removal or other response actions required under applicable environmental laws in response to any release of a hazardous substance on the Assets.

                         (g) Employ or contract for the services of any Person required by Manager, in its reasonable discretion, to assist Manager in the performance of any of its duties and responsibilities under this Agreement, including, without limitation, any legal, accounting, geological, geophysical, engineering, operating and other services and advice as Manager deems advisable, in its reasonable discretion, from any Person.

                         (h) Pay and perform all obligations of the Company which relate to the Assets, including, without limitation, the Production Payment, the Management Fee, the payment to HS, on behalf of the Company, of working interest expenses attributable to the Assets and of all money to which it becomes entitled pursuant to the Assignment, and payment to third parties, on behalf of the Company, of working interest expenses attributable to the Assets.

                         (i) Maintain insurance with respect to the Assets as is reasonable and customary in the industry, and with respect to all such insurance, cause the Company to be named as an additional insured party on all such insurance policies.

                         (j) Prepare, execute and file and record, when appropriate or required, all tax returns relating to the Company, and all assignments and other instruments, permits, applications, requests or regulatory documents or instruments relating to the Assets.

                         (k) Establish and maintain all bank accounts, books and records, capital accounts, the Net Profits Account and other accounts as are required or convenient to operate the Assets (including any accounts required under the Credit Agreement, which the Manager will maintain on the Company's behalf).

                         (l)      (i)     Perform all accounting and reporting
                         as required by the Assignment, the Purchase Agreement, the Credit Agreement, the Operating Agreement for the Company dated effective as of the Effective Date, and any other agreement relating to the Assets and to which the Company is subject; provided, however, that Manager shall not adopt an entitlement accounting method for gas imbalances that causes the parties subject to the imbalance to be treated as a partnership for federal income tax purposes.

                                  (ii) All accounting and reporting shall be performed in accordance with the provisions of this Agreement, consistently applied. Such accounting and reporting may initially be performed based on estimated figures, and subsequently based on actual figures. Beginning with the partial calendar quarter commencing on the Effective Date, and every applicable calendar quarter thereafter, Manager shall prepare and furnish to the Company within 60 days after the end of each calendar quarter a Quarterly Report. "QUARTERLY REPORT" shall mean a report detailing gas production and sales from the Assets attributable to the Wells for the most recent calendar quarter. Such Quarterly Report shall include (1) an accounting of the Net Profits Account, including a summary of all credits and debits, (2) an accounting of the Company's share of total gas sales and production attributable to the Assets and produced from the Wells, and (3) all other information necessary and sufficient for the Company to calculate and verify Expense Amounts determined in accordance with this Agreement.

                                  (iii) On or before March 15th of each year, Manager shall furnish to the Company a report (referred to herein as the "ANNUAL REPORT"), based upon mutually agreeable procedures, of (1) the Net Profits Account, including all credits and debits, (2) the Company's share of total gas sales and production attributable to the Assets and produced from the Wells, and (3) all other information necessary and sufficient for the Company to calculate and prepare its tax return for the preceding calendar year.

                         (m)      [Reserved]

                         (n)      (i)     Manage all contracts relating to the
                         Assets to which the Company is or becomes a party (except for the Purchase Agreement).

                                  (ii)    Negotiate, execute and deliver all
                         contracts and agreements and amendments to existing contracts and agreements affecting the Assets which Manager believes are necessary or desirable in connection with the ownership, development, operation, production and maintenance of the Assets or to perform any of the Services hereunder; provided, however, that Manager shall obtain the approval of the Company to enter into any such contract or agreement which has a cost exceeding $25,000 per well (or per separately owned formation within a well), net to the interest of the Company. Unless Manager obtains the prior approval of the Company, Manager shall not intentionally undertake or approve any of the Services described in this Section 2.1(n)(ii) if any such Services will exceed by more than 10% the cost levels or estimates upon which the Company's approval was based; provided that if Manager should decide to conduct such Services in excess of permitted cost levels, in circumstances other than to remedy an emergency situation, Manager shall be personally responsible for all expenditures in excess of the permitted levels.

                                  (iii)   Negotiate, execute and deliver all
                         contracts and agreements relating to arrangements to monetize any available tax credits pertaining to the Assets under Section 29 of the Internal Revenue Code of 1986, as amended, including without limitation arrangements whereby Manager conveys on behalf of the Company (or acquires from the Company then reconveys) to a third party purchaser similar to those transactions which Manager has previously entered into with affiliates of FMR Corporation and State Street Bank and Trust Company; it being understood that the cash proceeds generated as a result of any such monetization arrangements (other than cash proceeds from the sale of the oil and gas properties) shall not be considered cash flow pursuant to Sections 8.09 and
                         9.20 of the Credit Agreement, but rather shall belong to the Manager.

                         (o) Receive and collect all revenues and income attributable to the Assets, including, without limitation, all Gross Proceeds and Other Income, income attributable to the Assets for the purposes of this Section 2.1(o), however, submitting invoices and sufficient supporting documentation to the Company for the Expense Amounts is a required obligation of Manager under this Agreement.

                         (p) Assume the defense of, handle, investigate and/or settle all claims, demands, causes of action, lawsuits, mediations, arbitrations and other forms of dispute resolutions and other proceedings which relate in any way to the Assets or the Services performed pursuant to this Agreement; provided, however, that Manager shall obtain the approval of the Company to settle any claim, demand, cause of action or other proceeding if the cost exceeds $25,000 per well, net to the interest of the Company.

                         (q) Negotiate, support (in accordance with the terms of Section 5.1 hereof) and perform on behalf of the Company the covenants and agreements contained in the Loan Documents (as same may be amended from time to time) or in any agreement relating to any Hedging Obligation; provided, however, that consistent with Section 5.1, Manager shall have no personal liability whatsoever for any payment, repayment or indemnification obligations of the Company under the Loan Documents or any Hedging Obligation.

                         (r) All other acts and things as are necessary to carry out Manager's responsibilities under this Agreement.

                 The powers herein conferred shall extend to all acts and transactions described in (a) - (r) above affecting the Assets and extend to all forms of interests in the Assets. This Power of Attorney is irrevocable by the Company and is coupled with an interest in the lands covered by the Assets for the period from the Effective Date until the Agreement is terminated. If Manager should elect to exercise its rights under the Option to Purchase Oil and Gas Interests dated as of the Effective Date between the Parties (the "OPTION"), this Power of Attorney shall terminate and no longer be effective as to the Assets.

                 If Manager is not at any time the operator of a particular portion of the Assets, the obligations of Manager under the Agreement with respect to such portion of the Assets shall be construed to require only that Manager use reasonable best efforts to cause the operator of such portion of the Assets to take such actions or render such performance within the constraints of the applicable contracts.

                 Manager shall use reasonable best efforts to perform the Services in a reasonable and prudent manner consistent with good oil field and business practices.


                     [THIS SPACE INTENTIONALLY LEFT BLANK]

                 Any person is entitled to rely on this Power of Attorney as notice that Manager has been given the power and authority to manage the Assets and to perform the Services on behalf of the Company.




                                By:    Its Manager, David G. Stolfa


                                       By: /s/ DAVID G. STOLFA
                                           David G. Stolfa, Manager

                                HS RESOURCES, INC.


                                By: /s/ JAMES E. DUFFY
                                    Name:  James E. Duffy
                                    Title: Vice President

STATE OF COLORADO                      )
                                       ) ss.
COUNTY OF DENVER                       )

                 The foregoing instrument was acknowledged before me this 26th day of March, 1996, by David G. Stolfa, in his capacity as Manager of Wattenberg Resources Land, L.L.C., a Delaware limited liability company, on behalf of such company.

                 Witness my hand and official seal.



                                                      Notary Public

                                                      My commission expires:
(SEAL)



STATE OF COLORADO                      )
                                       ) ss.
COUNTY OF DENVER                       )

                 The foregoing instrument was acknowledged before me this 26th day of March, 1996, by James E. Duffy, as Vice President of HS Resources, Inc., a Delaware corporation, on behalf of the corporation.

                 Witness my hand and official seal.



                                                      Notary Public

                                                      My commission expires:

(SEAL)